02021786

SECUR COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
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| OMB Number: | 3235-0123 |
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| SEC FILE NUMBER |
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| 8-40913 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

RECD S.E.C.
MAR 2 3 2002

NAME OF BROKER-DEALER:

Dresdner Kleinwort Wasserstein - Grantchester, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 Avenue of the Americas, 36th Floor
(No. and Street)

New York, NY 10019
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James C. Kingsbery (Chief Financial Officer) (212) 969 - 7855
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers, LLP
(Name — *if individual, state last, first, middle name*)

1177 Avenue of the Americas New York, NY 10036
(Address) (City) (State) Zip Code)

**CHECK ONE:**
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 1 2 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

AFFIRMATION

I, Christopher H. Sullivan, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Dresdner Kleinwort Wasserstein – Grantchester, Inc., as of December 31, 2001, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Christopher H. Sullivan
Title: Controller

Subscribed & Sworn to before me
this 6th day of March, 2002

Notary Public

**SOOAH PARK**
**Notary Public, State of New York**
**No. 01PA6042031**
**Certificate Filed in New York County**
Commission Expires 05/15/02

DRESDNER KLEINWORT WASSERSTEIN – GRANTCHESTER, INC.
(formerly known as Wasserstein Perella Securities, Inc.)
(an indirect wholly owned subsidiary of
Dresdner Kleinwort Wasserstein Group, Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

## REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
and Stockholder of
Dresdner Kleinwort Wasserstein - Grantchester, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Dresdner Kleinwort Wasserstein – Grantchester, Inc. (formerly known as Wasserstein Perella Securities, Inc.) (the "Company") at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit of this financial statement provides a reasonable basis for our opinion.

March 6, 2002

PricewaterhouseCoopers LLP

DRESDNER KLEINWORT WASSERSTEIN – GRANTCHESTER, INC.
(formerly known as Wasserstein Perella Securities, Inc.)
(an indirect wholly owned subsidiary of
Dresdner Kleinwort Wasserstein Group, Inc.)

## STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001
(Dollars in 000's)

## ASSETS

| | |
|---|---|
| Cash | $ 4,946 |
| Securities owned which are pledged as collateral, at market value | 244,610 |
| Receivable from clearing broker | 206,323 |
| Accounts receivable | 1,199 |
| Deferred tax assets, net of a valuation allowance of $11,500 | 5,127 |
| Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $223 | 124 |
| Other assets | 3 |
| Total assets | $462,332 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| Securities sold but not yet purchased, at market value | $200,455 |
| Accrued compensation | 72,056 |
| Due to affiliates | 20,043 |
| Accounts payable and accrued liabilities | 3,846 |
| Liabilities subordinated to claims of general creditors | 18,750 |
| Total liabilities | 315,150 |
| Total stockholder's equity | 147,182 |
| Total liabilities and stockholder's equity | $462,332 |

The accompanying notes are an integral part of this financial statement.

DRESDNER KLEINWORT WASSERSTEIN – GRANTCHESTER, INC.
(formerly known as Wasserstein Perella Securities, Inc.)
(an indirect wholly owned subsidiary of
Dresdner Kleinwort Wasserstein Group, Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

## NOTE 1 - ORGANIZATION:

Dresdner Kleinwort Wasserstein – Grantchester, Inc. (formerly known as Wasserstein Perella Securities, Inc.) (the "Company") is an indirect wholly owned subsidiary of Dresdner Kleinwort Wasserstein Group, Inc. (the "Parent") and is primarily engaged in the sales, trading, research and underwriting of fixed income and convertible securities. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc.

Effective January 4, 2001, Dresdner Bank AG ("Dresdner") acquired all shares of the Parent. On February 26, 2001, the Company transferred all employees of the Institutional Equity business to an affiliate, Dresdner Kleinwort Wasserstein Securities, LLC.

## NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

### Securities owned which are pledged as collateral and securities sold but not yet purchased:

Securities owned which are pledged as collateral and securities sold but not yet purchased are valued at market and the resulting unrealized gains and losses are recognized in trading revenues. Securities transactions, as well as securities commission income and related expenses, are recorded on a trade date basis. The Company clears its securities transactions on a fully disclosed basis through another broker-dealer (the "Clearing Broker"). At December 31, 2001, securities owned which are pledged as collateral and securities sold but not yet purchased consist primarily of corporate obligations and domestically traded equity securities.

As all the Company's securities are deposited with the Clearing Broker and are available for hypothecation, they have been classified as securities owned which are pledged as collateral. At December 31, 2001, there were no outstanding borrowings from the Clearing Broker.

### Furniture, equipment and leasehold improvements:

Furniture, equipment and leasehold improvements are recorded at cost less accumulated depreciation. Depreciation of furniture and equipment is provided on a straight-line basis over the assets' estimated useful lives of five years. Amortization of leasehold improvements is provided on a straight-line basis over the assets' estimated useful lives or the lease term, whichever is shorter.

### Income taxes:

Current income taxes are provided at the appropriate statutory rate applicable to such earnings. Deferred income taxes are provided for the temporary differences between the financial statement and tax bases of assets and liabilities.

The results of operations of the Company are included in the consolidated income tax returns filed by the Parent. The Company's tax provision is recorded on the basis of filing separate tax returns; tax benefits are recognized to the extent that it is more likely than not that they will be utilized in the consolidated tax returns of the Parent.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued):

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 – SECURITIES OWNED WHICH ARE PLEDGED AS COLLATERAL AND SECURITIES SOLD BUT NOT YET PURCHASED:

Securities owned which are pledged as collateral and securities sold but not yet purchased consists of the following securities at December 31, 2001:

| | Owned which are pledged as collateral | Sold but not yet purchased |
|---|---|---|
| Corporate High Yield and Convertible bonds | $225,471,000 | $185,884,000 |
| Domestic stocks | 19,139,000 | 14,571,000 |
| | $244,610,000 | $200,455,000 |

NOTE 4 - INCOME TAXES:

Deferred income taxes arise due to temporary differences between the financial statement and tax bases of assets and liabilities. These temporary differences relate primarily to the Parent's deferred compensation agreements. At December 31, 2001, deferred tax assets totaled $16.6 million against which a valuation reserve of $11.5 million has been established. Net operating losses generated by the Company's operations have been purchased by the Parent. Any deferred tax assets and valuation reserves thereon, are recorded by the Parent.

NOTE 5 – COMMITMENTS AND CONTINGENCIES:

The Company is a party to certain legal actions arising in the ordinary course of its business. It is the opinion of management, based on consultation with counsel, that the ultimate outcome of all such litigation will not have a material adverse effect on the financial condition or results of operations of the Company.

NOTE 6 - TRANSACTIONS WITH AFFILIATED COMPANIES:

Due to affiliates:

Amounts represent short-term advances between the Company, the Parent and entities affiliated with the Company.

NOTE 7 – LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS:

The borrowings under subordination agreements at December 31, 2001, consists of a note issued pursuant to a subordinated loan agreement in the amount $18,750,000, with a varying interest rate, due January, 2003. The interest rate under this agreement was 2.95% at December 31, 2001.

The subordinated borrowings are covered by agreements approved by the National Association of Securities Dealers, Inc. (NASD) and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The subordinated loan agreement is between the Company and an affiliate.

## NOTE 8 - OFF-BALANCE SHEET RISK:

### Market risk:

The Company has sold securities that it does not own and therefore will be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at the securities' December 31, 2001 market value. The Company will incur a loss if the market price of the securities increases before the Company purchases the securities.

### Credit risk:

The Company is engaged in various types of trading activities with financial institutions including other brokers and dealers, commercial banks, mutual funds and insurance companies, as well as high net worth individuals. The Company's securities transactions are generally collateralized by readily marketable securities. In the event counterparties to transactions do not fulfill their obligations, the Company may be exposed to credit risk to the extent such obligations are unsecured.

As explained in Note 2, the Company clears its securities transactions through a clearing broker and as such maintains cash deposits and securities at the Clearing Broker.

### General risk monitoring policy:

The Company's policy is to monitor its market and credit exposure through the use of a variety of reporting and control procedures. The Company also reviews, as considered necessary, the credit standing of its Clearing Broker and each counterparty with which it conducts business.

## NOTE 9 - NET CAPITAL REQUIREMENT:

As a registered broker-dealer, the Company is subject to Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined.

At December 31, 2001, the Company had net capital of $122,859,000 which exceeded the requirement of $6,205,000 by $116,654,000. The Company's ratio of aggregate indebtedness to net capital was approximately 0.76 to 1.